Exhibit 99.1

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

	As of June 30, 2025	As of December 31, 2024	As of December 31, 2024
	USD	USD	USD
	(Unaudited)		Restated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,044,680	$698,239	$698,239
Accounts receivable, net	2,131,035	2,705,509	2,705,509
Prepayments	9,563,117	12,473,550	12,473,550
Other receivables	1,759,071	192,608	192,608
Loans receivable	21,750,852	27,624,192	22,493,793
Amount due from related parties	47,842,566	1,279,069	1,279,069
Total current assets	84,091,321	44,973,167	39,842,768

NON-CURRENT ASSET
Investments in equity method investees	334,912	501,149	501,149
Property and equipment, net	671,930	729,148	729,148
Deferred tax assets	104,939	117,320	117,320
Deposits	548,402	621,427	621,427
Goodwill	13,715,130	41,109,592	13,715,130
Other non-current assets	2,210,236	2,280,000	2,280,000
Total non-current asset	17,585,549	45,358,636	17,964,174
Total assets	$101,676,870	$90,331,803	$57,806,942

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank borrowings	$2,566,908	$2,687,255	$2,687,255
Accounts and notes payable	6,186,652	4,547,271	4,547,271
Other payables and accrued liabilities	6,006,108	28,373,270	4,250,155
Amount due to related parties	6,153,595	6,825,203	6,825,203
Tax payable	1,257,391	2,122,623	2,122,623
Current maturities of long-term bank borrowings	221,888	428,155	428,155
Total current liabilities	22,392,542	44,983,777	20,860,661

NON-CURRENT LIABILITIES
Long-term bank borrowings	593,263	594,723	594,723
Total non-current liabilities	593,263	594,723	594,723
Total liabilities	22,985,805	45,578,500	21,455,384

SHAREHOLDERS’ EQUITY
Ordinary shares: $0.008 and $0.008 par value, 100,000,000 and 50,000,000 shares authorized, 76,679,065 and 6,679,065 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively*	123,433	53,433	53,433
Share subscription receivables	(847,086)	(847,086)	(847,086)
Additional paid-in capital	95,818,932	47,862,986	47,862,986
Statutory reserves	890,021	890,021	890,021
Retained earnings	(15,669,739)	(1,285,714)	(9,687,459)
Accumulated other comprehensive (loss) income	(1,624,496)	(1,920,337)	(1,920,337)
Total shareholders’ equity	78,691,065	44,753,303	36,351,558
Total liabilities and shareholders’ equity	$101,676,870	$90,331,803	$57,806,942

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

	For the Six Months Ended June 30,
	2025	2024
	USD	USD
	(Unaudited)
Revenues	$13,636,815	$22,894,170

Costs and expenses
Costs of trucking services	13,759,649	17,585,225
Costs of liquor distributions	1,859	3,704
Costs of car owner services	-	4,973,927
General and administrative expenses	738,534	11,239,095
Sales and marketing expenses	165,200	196,676
Total costs and expenses	14,665,242	33,998,627

(Loss) Income from operations	(1,028,427)	(11,104,457)

Other (expenses) income
Interest expenses	(102,445)	(137,645)
Other expenses	(263,739)	(8,440)
Other income	198,734	(28,700)
Total other expenses, net	(167,450)	(174,785)

Share of income of equity method investees	(4,781,757)	-

(Loss) income before income taxes	(5,977,634)	(11,279,242)
Provision for income taxes	4,646	(1,480,854)

Net (loss) income	(5,982,280)	(9,798,388)

Other comprehensive (loss) income
Foreign currency translation adjustment	295,841	1,073,994
Comprehensive (loss) income	$(5,686,439)	$(8,724,394)

Weighted average shares used in computation:
Basic	62,756,413	32,532,902
Diluted	62,756,413	32,532,902

Earnings per share - basic	(0.10)	(0.30)
Earnings per share - diluted	(0.10)	(0.30)

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)
Net cash used in operating activities	$(47,062,648)	$(7,377,714)
Net cash provided by investing activities	86,985	88,287
Net cash provided by financing activities	47,026,265	5,336,809
Effect of exchange rate change on cash	295,839	(444,811)
Net increase /(decrease) in cash	346,441	(2,397,429)
Cash and cash equivalents at beginning of the period	698,239	3,676,382
Cash and cash equivalents at end of the period	$1,044,680	$1,278,953

Note 1 – Nature of business and organization

MingZhu Logistics Holdings Limited (“MingZhu Cayman”) is a holding company incorporated in the Cayman Islands on January 2, 2018 under the laws of the Cayman Islands. The Company are engaged in various businesses through our subsidiaries and controlled entities in China.

On December 30, 2023, the Company disposed the entirety of its interest in Cheyi BVI, which conduct car-hailing and driver management services, by entering into a VIE Termination Agreement whereby the Cheyi WFOE and Cheyi terminated the Master Exclusive Service Agreement, Business Cooperation Agreement, Proxy Agreement, Exclusive Option Agreement, Equity Interest Pledge Agreement and Letter of Confirmation and Undertaking. Following the termination, the Company received no new income from Cheyi BVI and had no further involvement or continuing influence over its operations. Effective December 30, 2023, on the date of termination, the Company determined that the Company met the “held for sale” criteria and the “discontinued operations” criteria in accordance with Financial Accounting Standard Boards (“FASB”) Accounting Standards Codification (“ASC”) 205, Presentation of Financial Statements, (“FASB ASC 205”). Please refer to Note 3, “Discontinued Operations” for further information about the discontinued businesses. The Consolidated Financial Statements were restated for all periods presented to reflect the discontinuation of the car-hailing and driver management services business in accordance with FASB ASC 205. The discussion in the notes to these Consolidated Financial Statements, unless otherwise noted, relate solely to the Company’s continuing operations.

After a series of re-organization, as of June 30, 2025, the authorized number of ordinary shares is 100,000,000 with a par value of $0.008 and the issued number of ordinary shares is 76,679,065.

Note 2 – Summary of significant accounting policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE and VIE’s subsidiaries for which the Company is exercises control and, when applicable, entities for which the Company has a controlling financial interest or the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All transactions and balances between the Company, its subsidiaries, VIE and VIE’s subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment, impairment of long-lived assets, the fair value of the reporting unit for the goodwill impairment test, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, deferred taxes and uncertain tax position. Actual results could differ from these estimates.

Foreign currency translation and transaction

The functional currencies of the Company are the local currency of the country in which the subsidiaries operate. The reporting currency of the Company is the United States Dollars (“U.S. dollar”). The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in shareholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency in the consolidated statement of income and comprehensive income.

The functional currency of entities incorporated in Cayman and BVI is U.S. dollar. The functional currency of entities incorporated in Hong Kong is the Hong Kong dollar (“HKD”). The Company’s subsidiaries with operations in PRC uses the local currency, Renminbi (“RMB”), as their functional currencies. An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements.

For the purpose of presenting the financial statements of subsidiaries using RMB as functional currency, the Company’s assets and liabilities are expressed in U.S. dollar at the exchange rate on the balance sheet date, which is 7.1636 as of June 30, 2025, and 7.2993 as of December 31, 2024, respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rate during the period, which is 7.2526 for the six months ended June 30, 2025.

For the purpose of presenting the financial statements of the subsidiary using HKD as functional currency, the Company’s assets and liabilities are expressed in U.S. dollar at the exchange rate on the balance sheet date, which is 7.8499 as of June 30, 2025, and 7.7677 as of December 31, 2024, respectively; shareholders’ equity accounts are translated at historical rates, and income and expense items are translated at the average exchange rate during the period, which is 7.7917 for the six months ended June 30, 2025.

Cash

Cash comprises of cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks in PRC. As of June 30, 2025 and December 31, 2024, cash were held in accounts at financial institutions located in the PRC‚ which is not freely convertible into foreign currencies. In addition, these balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness. The Company and its subsidiaries have not experienced any losses in such accounts and do not believe the cash is exposed to any significant risk.

Accounts receivable and allowance for credit loss

Accounts receivables are stated and carried at original invoiced amount. Accounts are considered overdue after 180 days. From January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including accounts receivable.

The Company uses simplified flow rate matrix approach to estimate expected credit losses for the accounts receivable. The allowance for credit loss is estimated for accounts receivable that share similar risk characteristics based on a collective assessment using a combination of measurement models and management judgment. The approach considers factors including historical ageing schedule and forward-looking macroeconomic conditions.

Prepayments and deposits

Prepayments are cash deposited or advanced to suppliers for purchasing goods or services that have not been received or provided and deposits made to the Company’s customers and landlord. This amount is refundable and bears no interest. Prepayment and deposit are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

Other receivables

Other receivables primarily include short-term interest-free advances made to third parties, rental receivables and receivables for disposal of equipment. Management reviews its other receivables on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made.

Property and equipment, net

Property and equipment are stated at cost net of accumulated depreciation and impairment. Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service, after considering the estimated residual value which is 5% of costs. Estimated useful lives are as follows:

Classification	Estimated Useful Life
Buildings and improvements	10 years
Computer and office equipment	3-5 years
Revenue equipment– trucking*	5 years

*	Revenue equipment – trucking are trucks and trailers only used for providing trucking services.

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of long-lived assets

Long-lived assets, including property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

Fair Value Measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

For certain privately held associates where fair value is not readily determinable, we estimate value based on net assets value. These investments are classified as Level 3 in the fair value hierarchy. Interest rates that are currently available to the Company for issuance of long-term debt and capital lease with similar terms and remaining maturities are used to estimate the fair value of the Company’s long-term debt.

Revenue Recognition

For the six months ended June 30, 2025 and for the year ended December 31, 2024, revenues are mainly generated from provision of trucking services, car owner services, and liquor distribution services. All revenues are accounted for under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for such products or services.

Revenues under ASC 606

The core principle of the ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company elected the modified retrospective method which required a cumulative adjustment to retained earnings instead of retrospectively adjusting prior periods. The adoption of ASC 606 did not have a material impact on the Company’s consolidated financial statements.

The management have determined that revenue recognition over the transit period provides a reasonable estimate of the provision of services to our customers as our obligation is performed over the transit period.

We utilize independent contractors in the performance of certain services. While various ownership arrangements may exist for the equipment utilized to perform these services, revenue is generated from the same base of customers. We evaluate whether our performance obligation is a promise to transfer services to the customer (as the principal) or to arrange for services to be provided by another party (as the agent) using a control model. Our evaluation determined that we are controlling the transaction price, managing all aspects of the services process and taking the risk of failure of provision of services. Based on our evaluation of the control model, we determined that all of our major businesses act as the principal rather than the agent within their revenue arrangements and such revenues are reported on a gross basis.

The Company applies the practical expedient in ASC 606 that permits the Company not to disclose the aggregate amount of transaction price allocated to performance obligations that are unsatisfied as of the end of the period as the Company’s contracts have an expected length of one year or less. The Company also applies the practical expedient in ASC 606 that permits the recognition of incremental costs of obtaining contracts as an expense when incurred if the amortization period of such costs is one year or less.

The Company’s performance obligations represent the transaction price allocated to future reporting periods for services started but not completed on the reporting date. This includes the unbilled amounts and accrued costs for services provision in transit.

Costs of trucking services

The transportation costs primarily consist of fuel expenses, highway bridge expenses, insurance expenses, drivers’ wages, maintenance and repairs expenses, subcontractor fees, depreciation expenses and other expenses.

Costs of car owner services

The costs of car owner services mainly include technical services expenses and subcontractor fees.

Costs of liquor distribution services

The costs of liquor distribution services mainly include costs of purchasing liquor.

Sales and marketing expenses

Sales and marketing expenses primarily include travelling expenses and entertainment expenses.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive (loss) income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Statutory Reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Segment Reporting

The Company’s CODM has been identified as its CEO, who reviews the financial results when making decisions about allocating resources and assessing performance of the Trucking services, Car owner services, and Liquor distribution services and therefore, the Company has three reportable segments. The Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues are derived from the PRC.

Concentrations of Risks

(a)	Foreign currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As a result, the Company is exposed to foreign exchange risk as revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of RMB revenues, earnings and assets as expressed in U.S. dollar financial statements will decline. The Company has not entered into any hedging transactions in an effort to reduce its exposure to foreign exchange risk.

Goodwill impairment

The Company performs impairment tests on goodwill on an annual basis in accordance with US GAAP, or more frequently if events or changes in circumstances indicate that those assets might be impaired. Goodwill is tested for impairment at a reporting unit level, which is at the same level or one level below an operating segment. A goodwill impairment loss is recognized when the carrying amount of the reporting unit is greater than its fair value. The goodwill impairment loss is calculated as the excess of the carrying amount of the goodwill over its implied fair value. The Company restated to recognized the goodwill impairment $3.3 million at the end of 2024.

Note 3 – Cash

Cash consist of the following:

	June 30, 2025	December 31, 2024
Cash on hand	$90,859	$122,231
Cash at bank	953,821	576,008
Cash	$1,044,680	$698,239

Note 4 – Accounts receivable, net

Accounts receivable, net consist of the following:

	June 30, 2025	December 31, 2024
Accounts receivable	$4,895,859	$5,606,743
Allowance for credit loss	(2,764,824)	(2,901,234)
Total accounts receivable, net	$2,131,035	$2,705,509

Note 5 – Prepayments

Prepayments consist of the following:

	JUNE 30, 2025	December 31, 2024
Prepayments
Prepayments - subcontracting	$4,890,716	$4,549,208
Prepayments - fuel	240,048	32,796
Prepayments - insurance	16,724	12,379
Prepayments - parts and others	11,653	62,450
Prepayments - car services	-	3,421,921
Prepayments - telecommunication services expenses	3,808,139	2,499,872
Prepayments - marketing services	-	1,479,777
Prepayments - liquor	373,281	374,047
Prepayments - legal	222,556	-
Prepayments - rental	-	41,100
Total prepayments	$9,563,117	$12,473,550

Note 6 – Other receivables

Other receivables consist of the following:

	June 30, 2025	December 31, 2024
Other receivables
Other receivables – employee’s statutory social insurance	$9,543	$5,678
Other receivables – rental deposits	-	30,716
Other receivables – others	-	14,922
Other receivables – deposits for operational purposes	1,749,528	141,292
Total other receivables	$1,759,071	$192,608

Note 7 – Loans receivable

Due to strategic business cooperation, the Company made interest-free advances to third parties. As of June 30, 2025, and as of December 31, 2024, the outstanding balance of such interest-free advances were $21,750,852 and $22,493,793, respectively.

The Company monitors all loans receivable for delinquency and provides for estimated losses for specific receivables that are not likely to be collected. Management periodically assesses the collectability of these loans receivable. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2024, for over two years from their original date. Accordingly, the Company restated to record a credit loss provision of US$5.1 million, based on a 20% loss rate.

Note 8 – Deposits

As of June 30, 2025, deposits primarily include payments in total of $548,402 made in advance to landlord, suppliers and financial institutions. As of December 31, 2024, deposits primarily include payments in total of $621,427 made in advance to landlord, suppliers and financial institutions.

Note 9 – Goodwill

The balance of goodwill represented an amount of $13,715,130 that arose from acquisition of Feipeng BVI in December 2022. The Company expected the revenue will begin to grow when the technology transformation completed, and the fair value of goodwill of Feipeng is still remain to $13.7 million.

Revenue of Feipeng in 2025 is expected to remain stable around $30 million compared with 2024. The $13.7 million in goodwill was calculated based on the purchase price $14.5 million, with $5 million for Earn Out term on 2024 and 2025 business performance. The Company expected the revenue will begin to grow when the technology transformation completed, and the fair value of goodwill of Feipeng is still remain to $13.7 million. The Company decided to cancel $5 million payable under acquisition and did not recognize the goodwill impairment.

The Company plans to dispose Yinhua at the price of net asset. The fair value of goodwill as of December 31, 2024 will be restated to be zero, and the Company recognized $5.4 million for goodwill impairment. US$2,998,500 which included in purchase price is still in the payable under acquisition, and the Company decided not to pay them at all. The total restated net income impact is US$2,366,209.

2025 revenue of Alliance will remain at $0.1 million in 2025, and the fair value of Alliance will be restated to zero, and the Company recognized US$22 million for goodwill impairment. US$16,084,180 which included in purchase price is still in the payable under acquisition, and the Company decided not to pay them at all. The total restated net income impact is US$5,945,573.

	Purchase	Fair Value	Cancellation of Payable Under Acquisition Reversed the
Goodwill	Price Purchase Date	December 31, 2024 Restate	Purchase Price Restate	Goodwill Impairment Restate	Net Income Total Impact
Feipeng	13,715,130	13,715,130	5,040,436	-	5,040,436
Yinhua	5,364,709	-	2,998,500	(5,364,709)	(2,366,209)
Alliance	22,029,753	-	16,084,180	(22,029,753)	(5,945,573)
	41,109,592	13,715,130	24,123,116	(27,394,462)	(3,271,346)

Note 10 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of rental deposits, salary payables, and etc.

Note 11 – Credit facilities

Credit facilities mainly consist of short-term bank borrowing and long-term bank borrowings.

Note 12 – Other non-current assets

On October 21, 2024, the Company, along with its indirect wholly owned subsidiary, Shenzhen Yangang Mingzhu Freight Industries Co., Ltd., (“Shenzhen Mingzhu”), as the purchaser, entered into a software purchase agreement (the “Software Purchase Agreement”) with H&P International Holdings Limited, a company incorporated in Hong Kong (the “Seller”), with respect to a certain Simulation Modeling Subsystem and Physical Simulation Subsystem of Intelligent Logistics Simulation System and related assets (the “Software”). On October 21, 2024, the Company issued an aggregate of 1,900,000 ordinary shares, at US$1.20 per share, with an aggregate value of US$2,280,000 as consideration to the assignees of the Seller for all of the rights, title, and interests in Software.

As of June 30, 2025, the software was not yet ready to be used, the Company recorded it as a non-current asset of US$2,210,236 in the consolidated balance sheet.

Note 13 – Segment information

The Company’s CODM has been identified as its CEO, who reviews the financial results when making decisions about allocating resources and assessing performance separately of four business segments as below:

●	trucking business, conducted by Mingzhu and its subsidiaries and Feipeng BVI, its subsidiaries and its VIEs;

●	car owner services business, conducted by Yinhua, its subsidiaries and its VIEs

●	liquor distribution business, conducted by Alliance BVI, its subsidiaries and its VIEs and therefore, the Company has three reportable segments. The Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues are derived from the PRC.

Disaggregated information of revenues derived from continued operations by types of services provided are as follows:

	For the six months ended June 30, 2025	For the six months ended June 30, 2024	Change	Change (%)
Revenues
Trucking services	$13,602,650	$17,751,989	$(4,149,339)	(23.4)%
Car owner services	-	5,068,391	(5,068,391)	(100)%
Liquor distribution services	34,165	73,790	(39,625)	(53.7)%
Total revenue	$13,636,815	$22,894,170	$(9,257,355)	(40.4)%

Disaggregated information of costs derived from continued operations by types of services provided are as follows:

	For the six months ended June 30, 2025	For the six months ended June 30, 2024	Change	Change (%)
Costs
Trucking services	$13,759,649	$17,585,225	$(3,825,576)	(21.8)%
Car owner services	-	4,973,927	(4,973,927)	(100)%
Liquor distribution services	1,859	3,704	(1,845)	(49.8)%
Total cost	$13,761,508	$22,562,856	$(8,801,348)	(39.0)%

Disaggregated information about gross profit and gross margin derived from continued operations by types of services provided are as follows:

	Gross profit		Gross margin
	For the six months ended June 30, 2025	For the six months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Trucking services	$(156,999)	$166,764	(1.15)%	0.9%
Car owner services	-	94.464		1.9%
Liquor distribution services	32,306	70,086	94.56%	95%
	$(124,692)	$331,341	(0.91)%	1.4%